September 22, 2025

J. Kyle Derham
Chief Executive Officer
Rice Acquisition Corp 3
102 East Main Street, Second Story
Carnegie, Pennsylvania 15106

       Re: Rice Acquisition Corp 3
           Amended Registration Statement on Form S-1
           Filed September 18, 2025
           File No. 333-289938
Dear J. Kyle Derham:

     We have reviewed your amended registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amended Form S-1 filed September 18, 2025
Exhibits

1.     We note the assumptions b, c(i), and d in Exhibit 5.1 and the assumption
2.10 in
       Exhibit 5.2. It is not appropriate for counsel to include in its opinion assumptions that assume any of the material facts underlying the opinion or facts that are readily ascertainable. Please revise these assumptions or explain. Refer to
Section II.B.3.a of
       Staff Legal Bulletin No. 19.
2. The trust account termination letter attached as Exhibit A to the Investment
       Management Trust Agreement filed as Exhibit 10.1 states that " . . . counsel for the
       Company shall deliver to you written notification that the Business Combination has been consummated, or will be consummated substantially, concurrently with your transfer of funds . . ." Nasdaq Listing Rule IM-5101-2(a) states that [a]t least 90% of the gross proceeds . . . must be deposited in a trust account maintained by an
 September 22, 2025
Page 2

       independent trustee.    It is unclear how the release of funds earlier
than the
       consummation of the initial business combination would comport with this listing standard. We also note that the exhibit is inconsistent with the disclosure in the prospectus, which states proceeds will not be released until "the completion of our initial business combination." Please reconcile the disclosure and advise how this is consistent with the Nasdaq Listing Rule.
       Please contact Kellie Kim at 202-551-3129 or Wilson Lee at 202-551-3468 if you have questions regarding comments on the financial statements and related matters. Please contact Pam Howell at 202-551-3357 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Lanchi Huynh